Exhibit 99.2

AVRICORE HEALTH ANNOUNCES BOARD OF DIRECTORS CHANGE, NEW ADVISOR

The Company welcomes CTO Rodger Seccombe, co-creator of HealthTab to the Board and thanks Bobby Rai for his service and leadership on the Board of Directors and as President as he takes an advisory role.

VANCOUVER, BRITISH COLUMBIA – December 10, 2020 – AVRICORE HEALTH INC. (TSXV: AVCR) (the "Company" or “AVCR”) announces changes to its board of directors today as the Company continues to make significant progress towards its objective of bringing comprehensive point-of-care testing and reporting solutions for chronic disease and viral infection, including COVID-19, to community pharmacies around the world.

The Board extends a warm welcome to the Company’s CTO and co-founder of HealthTab™, Rodger Seccombe.

“I’m really glad to welcome Rodger to the Board, as he has been such an integral part of the team and important driver of our success” said Board Chair, David Hall. “We look forward to having his perspective at the table as we execute our plans for growth in 2021.”

Mr. Seccombe brings over 20 years of experience in software and technology, as well as clean energy, having successfully developed and sold multiple ventures throughout his career. In 2014, Mr. Seccombe launched a cloud-based informatics system currently being used by some of the largest medical laboratory networks and instrument manufacturers in North America to help monitor and improve the accuracy of their testing. After recognizing the need for more accurate and accessible point-of-care testing services in the community, Mr. Seccombe, along with his brother, created and pioneered HealthTab™, which was later acquired by Avricore Health in 2017.

Resigning from the board and as President, is Bobby Rai, who led the Company through its transition to become Avricore Health from its previous iteration as a cross-licence drug maker. Mr. Rai demonstrated great vision and tenacity in setting Avricore Health on its path to becoming a world leader in bringing innovations to pharmacy, such as the Company’s point-of-care data sharing technology, HealthTab™.

In 2019, Mr. Rai took the role as President to support the transition of new CEO Hector Bremner, and today, now that this transition is fully executed, he takes a role on the Company’s Advisory Board.

Also joining the Advisory Board is Dr. Sanjeev Goel, founder of Peak Human and practicing physician with Kennedy Medical Centre.  Dr. Goel promotes healthy lifestyles through plant-based diets, physical activity, mental health and regenerative medicine. Dr. Goel also works with indigenous communities in Ontario to bring quality medical practice to those communities.

The Company has granted stock options to purchase up to 710,000 common shares of the Company pursuant to its Stock Option Plan to various officers of the Company. Each option is exercisable for a period of five years at an exercise price of $0.08 per common share, subject to regulatory regulations.

About HealthTab™ + RASTR

HealthTab™ is a proven point-of-care screening system, designed to support pharmacists evolving role. The system empowers patients to be proactive about their health by directly measuring and monitoring key safety tests and biomarkers of chronic disease. The HealthTab™ test is simple, fast, lab-accurate, and requires just a few drops of blood from a finger stick.  Results can be printed in-store or accessed securely online.

Typically, HealthTab™ utilizes the Piccolo Xpress, an Abaxis Global Diagnostics chemistry analyzer, however, the system is designed to interface with other devices and third-party applications.

As part of this direction for HealthTab™, the Company developed a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and even real-world evaluation clinical trials.

The name for this approach is Rapid Access Safety Test Reporting, or RASTR Network, whereby the network of HealthTab™ systems feedback de-identified data through to electronic health records and data management systems via its API capabilities.  This is the first platform of harmonized analyzers, with fully integrated data-flow, for blood chemistry results to be sent to consumers, their healthcare teams and sponsors; such as researchers, insurance providers and the life-science sector.

The significance of this approach to the market is the enhanced access to screening and early detection of disease, better data for physicians and pharmacists to support their patients, plus new opportunities to conduct research and ensure patient safety.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Contact:

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com
www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.